HARLEY-DAVIDSON CUSTOMER FUNDING CORP.

3850 Arrowhead Drive

Carson City, Nevada 89706

February 29, 2016

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

Office of Structured Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Harley-Davidson Customer Funding Corp.

Registration Statement on Form SF-3

Filed December 31, 2015

File No. 333-208825

Ladies and Gentlemen:

Harley-Davidson Customer Funding Corp. (the “Company”), a Nevada corporation (File No. 333-208825), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 27, 2016, with respect to the above-referenced filing (the “Filing”), hereby acknowledges that:

1.              Should the Commission or the Staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing.

2.              The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing.

3.              The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HARLEY-DAVIDSON CUSTOMER FUNDING CORP.

By:	/s/ James Darrell Thomas
James Darrell Thomas
Vice President, Treasurer and Assistant Secretary